SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of March 2017

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page Number

1.1	Announcement in relation to further implementation of the policy requirements of the state regarding network speed upgrade and tariff reduction, dated March 6, 2017	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate acquired businesses and assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•	any changes in the regulations or policies of the Ministry of Industry and Information Technology (prior to March 2008, the Ministry of Information Industry, or the MII), or the MIIT, and other relevant government authorities relating to, among other matters:

•	the granting and approval of licenses;

•	tariff policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC;

•	the convergence of television broadcast, telecommunications and Internet access networks, or three-network convergence; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•	changes in the PRC telecommunications industry as a result of the issuance of the fourth generation mobile telecommunications, or 4G, licenses by the MIIT;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business;

•	changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit;

•	results and effects of any investigation by the relevant PRC regulatory authorities;

•	implementation of a value-added tax to replace the business tax in the PRC; and

•	the uncertainties involved in the operations and the future performance of the Tower Company.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: March 8, 2017	By:	/s/ Yang Jie
		Name:	Yang Jie
		Title:	Chairman and Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

FURTHER IMPLEMENTATION OF THE POLICY REQUIREMENTS OF THE STATE

REGARDING NETWORK SPEED UPGRADE AND TARIFF REDUCTION

This announcement is made pursuant to Rule 13.09 of the Rules Governing the Listing of the Securities on The Stock Exchange of Hong Kong Limited and Part XIVA of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong).

In order to further implement the policy requirements of the state regarding network speed upgrade and tariff reduction, China Telecom Corporation Limited (the “Company”) will cease to charge handset users domestic long-distance and roaming fees commencing from 1 October this year. Meanwhile, the Company will reduce the fees of international long-distance calls and significantly reduce the tariff of Internet dedicated line access for small and medium enterprises during the year. The Company expects that the above-mentioned measures will have impact on the business operation of the Company to a certain extent. The Company will proactively seize the favourable opportunities to expand information consumption and speed up transformation and upgrade of network and products. With persistent optimisation of business structure, the Company insists on integration and innovation while proactively creates business ecosystems to achieve win-win situation, promoting the corporate’s sustainable healthy development.

In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

By Order of the Board
China Telecom Corporation Limited
Ke Ruiwen Wong Yuk Har
Joint Company Secretaries

Beijing, PRC, 6 March 2017

A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Yang Jie (as the chairman and chief executive officer); Mr. Yang Xiaowei (as the president and chief operating officer); Mr. Ke Ruiwen and Mr. Sun Kangmin (all as the executive vice presidents); Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura, Mr. Xu Erming and Madam Wang Hsuehming (all as the independent non-executive directors).

A-2